Stradley Ronon Stevens & Young, LLP Suite 2600 2005 Market Street Philadelphia, PA 19103-7018 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Don E. Felice

dfelice@stradley.com

(215) 564-8794

October 21, 2020

Ms. Deborah O’Neal

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	HC Capital Trust (“Registrant”)

File Nos.: 33-87762 and 811-08918

Post Effective Amendment No. 92

Dear Ms. O’Neal:

This correspondence is being provided to you in response to your comments (“Staff Comments”) communicated during our conversation of October 8, 2020 with respect to Post-Effective Amendment No. 92 to Registrant’s Registration Statement filed on August 27, 2020.

For your convenience, we have summarized our understanding of the Staff Comments in bold typeface and set forth our response in the following italicized text.

1.	You requested that the Staff be provided with updated financial numbers.

Response:	The updated information will be provided as requested.

2.	You requested that the Registrant add more specific COVID-19 related risk disclosure to the Principal Investment Risks.

Response:	The disclosure will be updated as requested.

3.

You noted that the Principal Investment Strategy disclosure for each of the Muni Bond Portfolios referenced the respective Portfolios’ “effective average portfolio maturity” and requested that the actual maturity also be referenced.

Response:	The disclosure will be updated as requested.

October 21, 2020

4.	You asked that the Registrant confirm whether the derivative instruments held in the various Portfolios are marked to market.

Response:	The Registrant hereby confirms that derivative instruments held in the various Portfolios are marked to market.

5.	You requested that futures specific risk be added to the Principal Risk disclosure for Portfolios that invest in futures.

Response:	The disclosure will be updated as requested.

6.	As the HC Advisor Share Class is no longer active, you requested that the performance for the HC Strategic Share Class be used in that prospectus.

Response:	The disclosure will be updated as requested.

7.

With respect to The U.S. Mortgage/Asset Backed Fixed Income Securities Portfolio, you asked that the Registrant confirm that the Portfolio will no invest more than 15% of its assets in non-agency, non-investment grade, mortgage backed securities.

Response:	The Portfolio has no set limit on investments in the specified instruments but, at the present time, has no intention of investing in them at a level that would exceed 15% of its total net assets.

8.	To the extent that any Portfolio sells credit default swaps, you requested that the Registrant confirm that the full notional value is covered.

Response:	Registrant does not sell credit default swaps in any Portfolio. To the extent that Registrant might sell such instruments in the future, collateral equal to the notional value would be segregated.

9.

You noted that the Principal Investment Strategies for the Small Capitalization-Mid Capitalization Equity Portfolio referred to companies in the Russell 3000 Index that are categorized as “Small” or Medium” capitalization and asked if that could be further clarified.

Response:	The disclosure will be updated as requested.

10.	You requested that all references to non-investment grade risk include the phrase “Junk Bonds.”

Response:	The disclosure will be updated as requested.

11.	With respect to The ESG Growth Portfolio:

•	You requested that the Portfolio disclose how it will approach ESG proxy issues.

October 21, 2020

Response:	The disclosure will be updated as requested.

•	You requested that the Registrant add disclosure indicating that 80% of the Portfolio’s net assets will be invested in securities of “ESG” issuers pursuant to Rule 35d-1 under the 1940 Act.

Response:    The Registrant respectfully declines to add an 80% policy because the term “ESG” refers to a strategy of the Portfolio, rather than a type of investment. The Registrant notes that Rule 35d-1 requires that a fund with a name that suggests that the fund focuses its investments in a particular type of investment or industry adopt a policy to invest, under normal circumstances, at least 80% of its net assets in the particular type of investment or industry suggested by the fund’s name. The SEC Staff, however, stated in the releases proposing and adopting Rule 35d-1 that the rule does not apply to a fund name that connotes a type of investment strategy. The Registrant notes that the term “ESG” in the Portfolio’s name refers to the Portfolio’s investment strategy, pursuant to which the Advisor employs negative screens, as described in the Prospectus, to enact its ESG strategy.

•	You requested that the Registrant describe the due diligence practices that are used to apply the ESG factors with respect to the Portfolio.

Response:	The disclosure will be updated as requested.

•

You requested that the prospectus identify the primary third-party providers used for ESG screens, summarize the criteria and methodologies employed by such providers and disclose any principal risks that may apply to such providers.

Response:	The disclosure will be updated as requested.

•	With respect to the Portfolio’s fixed income investments, you requested that the Principal Strategy disclosure state that the Portfolio may invest in securities of any maturity.

Response:	The disclosure will be updated as requested.

12.	With respect to The Catholic SRI Growth Portfolio:

•	You requested that the Registrant add disclosure indicating that 80% of the Portfolio’s net assets will be invested in securities of “ESG” issuers pursuant to Rule 35d-1 under the 1940 Act.

Response:	Please see the response above related to The ESG Growth Portfolio.

October 21, 2020

•	You requested that the Registrant clarify whether the Social Guidelines referenced in the Principal Investment Strategies apply to all investments made by the Portfolio.

Response:    The Registrant hereby confirms that the Social Guidelines do apply to all investments made by the Portfolio.

•

You requested that the Registrant describe the due diligence used in applying the Social Guidelines to the Portfolio’s investments, discuss whether the Portfolio relies exclusively on the USCCB Guidelines and provide a brief summary of those Guidelines.

Response:	Registrant believes that the existing disclosure provides this information.

•	You requested that the prospectus disclose the approach used in voting proxies.

Response:	The disclosure will be updated as requested.

•	You requested that the prospectus disclose any Principal Risks associated with third party data providers.

Response:	The disclosure will be updated as requested.

13.

With respect to the International Equity and Institutional International Equity Portfolios, you requested that small and mid-capitalization risks be added to the Principal Risk disclosure, if applicable.

Response:	The disclosure will be updated as requested.

14.	With respect to The Corporate Opportunities Portfolio, you asked that the Registrant explain how CLOs are an appropriate investment for an open-end investment company.

Response:

Registrant does not believe that there is any reason that such investments would be inappropriate. To the extent that any such investments are deemed to be illiquid, each Portfolio will limit such investment so that such Portfolios continue comply with all applicable restrictions.

15.	You requested that references to LIBOR in risk disclosures be updated.

Response:	The disclosure will be updated as requested.

16.	With respect to The Corporate Opportunities Portfolio, you requested that the recent change in strategy be referenced with respect to the performance bar chart.

October 21, 2020

Response:	The disclosure will be updated as requested.

17.

With respect to the U.S. Mortgage/Asset Backed Fixed Income Securities Portfolio, you requested that, where the Principal Investment Strategies reference investing through a 401k plan or IRA that a note be added that such income may be taxed upon withdrawal from such accounts.

Response:	The disclosure will be updated as requested.

18.	With respect to The Intermediate Term Municipal Bond Portfolio, you requested that the Principal Strategies Disclosure with respect to maturity ranges be clarified.

Response:	The disclosure will be updated as requested.

19.	In the SAI, you asked that the custodian for the subsidiaries of The Commodity Returns Strategy Portfolio be disclosed.

Response:	The disclosure will be updated as requested.

20.

In the “Investment Restrictions” disclosure, you requested that Registrant consider including disclosure indicating whether the Portfolio will consider the concentration of underlying investment companies when determining compliance with its own concentration policies.

Response:	Registrant has reviewed the existing disclosure and believes that the restriction, as stated, accurately states the Portfolio’s policy .

Very truly yours,

/s/ Don E. Felice

Don E. Felice